Exhibit 99.8

Nomura Global Financial Products Inc.
World Wide Plaza
309 West 49th Street
New York, New York 10019

OPTION SALE AGREEMENT

Date:	August 9, 2023
To:	MR Bridgestone Offshore Fund AB Ltd. (“Counterparty”)
Address:	712 Fifth Avenue
Suite 17F
New York, NY 10019
Attention:	Mantle Ridge LP – Chris Lee
Email:	chris.lee@pchcapital.com
Phone:	(646) 762-8540
Fax No.:	(646) 762-8541

From:	Nomura Global Financial Products Inc. (“Nomura”)

Re:	OTC Share Option Transactions

Reference is made to the original transactions entered into between Nomura and Counterparty listed on Annex A hereto (the “Transactions”), as documented in the confirmations between Nomura and Counterparty with respect to the Transactions (the “Original Confirmations”). Capitalized terms not defined herein have the meanings specified in the applicable Original Confirmation. In the event of any inconsistency between the provisions of this Option Sale Agreement and the Original Confirmations, this Option Sale Agreement will prevail.

The purpose of this letter agreement (this “Option Sale Agreement”) is to confirm the sale back to Nomura of the Transactions effective upon the closing of the sales contemplated by the Underwriting Agreement between Nomura, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC dated August 9, 2023 (the time such closing occurs, the “Effective Time”). This Option Sale Agreement constitutes a “Confirmation” as referred to in the ISDA Master Agreement between Dealer and Counterparty.

At the Effective Time, Nomura shall pay to Counterparty the amounts specified on Annex A under the heading “Delivery Amount” (the “Delivery Amount”).

Nomura and Counterparty agree that with effect from the Effective Time, the Transactions shall be deemed sold to Nomura and, with the exception of the payment of the Delivery Amounts, neither party shall have any further rights or obligations in respect of the Transactions. Notwithstanding the foregoing, neither party shall be released or discharged from any obligation to make any payment to the other that shall have become due and payable on or before the Effective Time.

Please confirm your agreement to be bound by the terms of the foregoing by executing a copy of this Option Sale Agreement and returning it to us.

Yours faithfully,

NOMURA GLOBAL FINANCIAL PRODUCTS INC.

By:	/s/ James Chenard
Name:	James Chenard
Title:	Authorized Representative

Confirmed as of the date first written above:

MR BRIDGESTONE OFFSHORE FUND AB LTD.
By:	MR Bridgestone Advisor LLC, its investment manager
By:	Mantle Ridge LP, its sole member
By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Name:	Paul C. Hilal
Title:	Sole Member

Nomura Global Financial Products Inc.

A member of the Nomura group of companies

ANNEX A

Transactions

Nomura Reference Number	Trade Date	Maturity Date	# Options (1x mult)	Reference Price (USD)	Strike Price (USD)	Delivery Amount
73248505	March 11, 2020	June 18, 2024	15,344,860	36.3200	13.5000	(i) USD 143,201,665; and (ii) 6,487,835 Shares
73248506	March 11, 2020	September 18, 2024	13,812,744	36.3200	13.5000	(i) USD 44,615,933; and (ii) Cash Settled Forward Agreements covering 8,005,263 Shares
66785858	March 11, 2020	March 20, 2024	7,633,483	33.3400	11.4500	(i) USD 76,547,057; and (ii) 3,468,010 Shares
66777815	March 11, 2020	March 20, 2024	6,866,517	33.3400	11.4500	(i) USD 23,788,320; and (ii) Cash Settled Forward Agreements covering 4,268,245 Shares

Solely for purposes of the table above:

“Cash Settled Forward Agreements” means cash settled forward agreements covering the applicable number of Shares specified above, with a Pricing Date of August 9, 2023, an initial Forward Price of USD 39.2344 and otherwise having the same terms as those specified in Exhibit B to the Master Confirmation, dated as of March 11, 2020, between Nomura and Counterparty.

“Shares” means the Common Stock, par value $0.01 per share of Aramark (NYSE: ARMK).

Nomura Global Financial Products Inc.

A member of the Nomura group of companies